KENILWORTH FUND, INC.
                         One First National Plaza
                                Suite 2594
                            Chicago, IL  60603


                              CODE OF ETHICS

Under statutory and common law, the directors, managers and employees of the Fund are under a fiduciary duty to the corporation. The directors and officers of the Fund owe a duty of confidentiality, and a duty of placing the interests of the shareholders of the Fund above any personal interests as they relate especially to the purchase and sale of securities. All personnel connected in running and managing the Fund will make certain that no personal benefits of any sort are derived from institutions such as banks, brokerage firms, independent auditors or other vendors for personal benefit as a result of their association with the Fund. A conflict of interest arises when an outside activity may be expected to compete or clash with the interests of the Fund's shareholders. While all conflicts of interest and other unethical conduct cannot be listed, the best guidelines are an unwavering compliance with the law.

The Fund as well as the Advisor who has been in the investment advisory business for over 30 years has had a written and unwritten code of ethics to meet the well understood standards of prevention of conflict of interest. The Fund and the Advisor categorically prohibit front-running, purchase of hot new issues or derive any other benefits that may be construed as "soft-dollar" arrangements. Additionally, every access person is now required to submit all trades to the Fund for inspection by the Independent Director in a timely fashion. Such Trades are also open for inspection by all access persons. (List of access persons below).

Reviewed and ratified by the Board of Directors
December 30, 2000

Access Persons:

Mohini C. Pai
B. Padmanabha Pai
Savitri Pai
Denise Iwaniec